Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES CONSENT
SOLICITATION TO AMEND INDENTURE RELATING TO THE
9.125% SERIES 1 SENIOR UNSECURED DEBENTURES DUE 2017

Edmonton, Alberta, September 20, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it is soliciting consents in connection with a proposed amendment to the Indenture under which its outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”) were issued.  The proposed amendment would allow the Company to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30,000,000, subject to certain limitations. The solicitation will expire, and the deadline for delivering consents will be, at 5:00 p.m., Toronto time, on October 9, 2013, unless extended by the Company (such time and date, as they may be extended, the “Expiration Time”).

The Company will pay a consent fee of $30.00 for each $1,000 principal amount of Notes in respect of which a valid consent is delivered prior to the Expiration Time, subject to the proration described below.  Adoption of the proposed amendment to the Indenture requires the consents of the holders of at least two-thirds of the aggregate outstanding principal amount of the Notes, excluding any Notes owned by the Company or any of its subsidiaries (the “Requisite Consents”).  Currently $75,000,000 aggregate principal amount of the Notes are outstanding, none of which is owned by the Company and its subsidiaries.  The Company’s obligation to accept consents and to pay the consent fee is conditioned on, among other things, obtaining the Requisite Consents.  If holders deliver consents that exceed the Requisite Consents, the Company may elect to accept only the Requisite Consents, in which case it will select the consents to be accepted on a pro rata basis, subject to rounding at the Company’s discretion, and in such case the consent fee to be paid to each consenting holder would be less than the consent fee that would have been paid to such holder if 100% of the consents delivered by such holder with respect to its Notes had been accepted by the Company.  As a result, if holders consent in respect of all outstanding Notes and the Company pro rates the consent fee, holders would receive a consent fee of $20.00 for each $1,000 principal amount of Notes.  Any delivery of a consent by a holder will be irrevocable.

The record date for the determination of holders entitled to give consents pursuant to the solicitation is 5:00 p.m. (Toronto time) on September 18, 2013.

As at the date hereof, CDS Clearing and Depository Services Inc. (“CDS”), as the sole registered holder of the Notes, is the sole holder for purposes of this solicitation of consents.  Beneficial or non-registered holders should promptly contact their intermediaries through whom they hold their Notes and obtain and follow their intermediaries’ instructions with respect to the applicable consent procedures and deadlines, which may be earlier than the Expiration Time.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

Further Information
NAEP has retained CIBC World Markets Inc. to serve as solicitation agent for the solicitation and Georgeson Shareholder Communications Canada Inc. to serve as the information agent.

Copies of the Consent Solicitation Statement and the related Consent Form will be distributed to registered holders of the Notes and may also be obtained at no charge by contacting the information agent by telephone at 1-866-676-3008 (toll free) or by email at askus@georgeson.com.

Questions regarding the solicitation may be directed to CIBC World Markets Inc. at (416) 594-8515 (collect). Questions regarding procedures for delivering consents should be directed to Georgeson Shareholder Communications Canada Inc. by telephone at 1-866-676-3008 (toll free) or by email at askus@georgeson.com.

This announcement is not a solicitation of consents with respect to the Notes. The solicitation is being made solely pursuant to the Consent Solicitation Statement and the related Consent Form. The solicitation is not being made to holders of notes in any jurisdiction in which the solicitation would not be in compliance with the laws of such jurisdiction. None of NAEP, the solicitation agent or the information agent is making any recommendation in connection with the solicitation.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca